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                                  FEE AGREEMENT

This Agreement by and between Sentinel Advisors Company, a Vermont general partnership located at One National Life Drive, Montpelier, VT 05604, and its affiliates ("Sentinel") and Sentinel Group Funds, Inc., a Maryland corporation, located at One National Life Drive, Montpelier, VT 05604, on behalf of the Sentinel Capital Opportunity Fund ("Fund") is dated as of September 26, 2005.

WHEREAS, the Fund is the survivor of the reorganization of the Sentinel Growth Index and Sentinel Flex Cap Opportunity Funds effective as of September 26, 2005 ("Reorganization");

WHEREAS, in connection with the Reorganization, the Board requested and Sentinel agreed to waive fees and/or reimburse expenses to cap total annual expenses of the Class A shares of the Fund for a limited period of time following the Reorganization.

NOW THEREFORE, for good and valuable consideration, Sentinel and the Fund agree as follows:

1. Sentinel shall waive fees and/or reimburse expenses so that the total annual expenses of the Class A shares of the Fund shall not exceed 1.30% from September 26, 2005 through September 26, 2006.

2. The Class B and Class C shares of the Fund shall also benefit from this Agreement to the extent Sentinel waives its advisory fees to meet its commitment under this Agreement.

3. This Agreement may not be terminated prior to September 26, 2006 without approval of a majority of the Fund's Board of Directors, and Sentinel shall not be eligible to recoup any fees waived or expenses reimbursed under this Agreement.

The parties have executed this Amendment to the Agreement effective as of the date first set forth above.

SENTINEL GROUP FUNDS, INC.          SENTINEL ADVISORS COMPANY

/s/ CWT                             /s/ CWT
--------------------------          -------------------------
Christian W. Thwaites               Christian W. Thwaites
President & CEO                     President & CEO